Exhibit 99.26(4)(e)

Southern Farm Bureau Life Insurance Company

Rider Providing Waiver of Monthly Deductions
on Insured’s Total Disability

This Rider forms a part of the policy to which it is attached.  It is issued in consideration of the application and the payment of premiums, and is subject to the provisions on this and the following pages.

RIDER SECTION 1. BENEFITS

On receipt of due proof of the Insured’s Total Disability while this Rider is in force, we will waive Monthly Deductions during such Total Disability.  If the Insured becomes totally disabled, we will waive the Monthly Deductions starting with the one on the Monthly Deduction Day next following the date Total Disability began.  If Total Disability began on a Monthly Deduction Day, We will waive the Monthly Deductions on that day as well.

If We have deducted any Monthly Deductions since Total Disability began We will restore them to the cash value of this policy.  However, We will not waive or restore any deduction if the date on which it was deducted is more than one year before the date We received Your written notice and proof of the Insured’s Total Disability.  However, failure to give notice and proof within such time will not void any claim if notice and proof was given as soon as reasonably possible.

RIDER SECTION 2. RIDER COST

The cost for this Rider is included in the Monthly Deduction for this policy.  It is determined by the following:

(a)   Divide the Death Benefit Amount of the policy on the Monthly Deduction Day by 1.0024663.

(b)   Reduce the result (a) by the Accumulated Value of the policy.

(c)   Multiply the difference (b) by .001.

(d)   Multiply (c) by the appropriate Rate for Waiver of Monthly Deductions per $1,000 and divide by 12.

The Rates for Waiver of Monthly Deductions are based on the Insured’s:

(a)   attained age; and

(b)   premium class associated with this Rider and policy to which it is attached.

The Rates are shown in the Table of Rates for Waiver of Monthly Deductions.  If there is a special premium class for this Rider or the Policy, the Rates will be those shown in the Table multiplied by the Premium Class factor for this Rider, if any, and multiplied by the premium class factor for the policy, if any.

Form L518	Page 1

RIDER SECTION 3. DISABILITY

R3.1      Definition Of Total Disability

Total Disability means disability which:

(a)   Results from bodily injury or disease;

(b)   begins while this Rider is in force and before the Policy Anniversary on which the Insured attained age 60;

(c)   exists continuously for at least six consecutive months; and

(d)   prevents the Insured from engaging in any occupation for which he/she is or becomes reasonably qualified by education, training, or experience.

The total and irrecoverable loss of any of the following will be considered Total Disability:

(a)   Sight of both eyes;

(b)   Use of both hands;

(c)   Use of both feet; or

(d)   Use of one hand and one foot

R3.2      Disabilities Not Covered

Monthly Deductions will not be waived under this Rider if Total Disability results from any of the following causes:

(a)   bodily injury occurring or disease contracted or commencing prior to the Effective Date of this Rider;

(b)   intentionally self-inflicted injury;

(c)   any act of war, declared or undeclared; or

(d)   military, naval, or air service of any country or international organization at war, declared or undeclared.

R3.3       Notice And Proof Of Disability

We must receive written notice of the Insured’s Total Disability and proof of it:

(a)   during the Insured’s lifetime; and

(b)   while the Insured is totally disabled; and

(c)   not later than six months following the date this Rider ends.

R3.4      Continuance Of Total Disability

The Company may require proof of Continuance of Total Disability, including examination of the Insured by a physician other than the Insured.  After Total Disability has continued for two years, such proof will not be required more often than once a year.  Waiver of Monthly Deductions will cease if:

(a)   satisfactory proof of the Continuance of Total Disability is not furnished;

(b)   the Insured refuses to submit to an examination as required; or

(c)   the Insured ceases to be totally disabled.

Form L518	Page 2

RIDER SECTION 4. TERMINATION

You may terminate this Rider at any time by written request to Us. The Rider will end on the day We receive the written request.  This Rider terminates on the earlier of:

(a)   end of the Grace Period if the premium for this Rider remains unpaid;

(b)   on the policy anniversary at which the Insured attains age 60;

(c)   the date We receive written request for termination; or

(d)   the date the policy terminates.

If a Monthly Deduction for this Rider is made for any period after termination, the Company’s only liability will be to refund any Monthly Deduction so made.

RIDER SECTION 5. GENERAL PROVISIONS

R 5.1      Contestability - The Company may contest liability under this Rider at any time and for any cause.

R 5.2      Effective Date - The Effective Date of this Rider is the Date of Issue of the policy, unless this Rider was made a part of the policy after the Date of Issue. In that event, the Effective Date of this Rider is the date shown on the endorsement.

R 5.3      General – All Provisions of the policy not in conflict with this Rider apply to this Rider.

SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

SECRETARY

Form L518	Page 3

Annual Premium For Waiver Of Monthly Deductions

Attained Age	WMD per $1000 of NAR	Attained Age	WMD per $1000 of NAR
15	0.24	38	0.24
16	0.24	39	0.24
17	0.24	40	0.24
18	0.24	41	0.36
19	0.24	42	0.36
20	0.24	43	0.36
21	0.24	44	0.36
22	0.24	45	0.48
23	0.24	46	0.48
24	0.24	47	0.60
25	0.24	48	0.60
26	0.24	49	0.72
27	0.24	50	0.84
28	0.24	51	1.08
29	0.24	52	1.20
30	0.24	53	1.44
31	0.24	54	1.80
32	0.24	55	2.28
33	0.24	56	2.76
34	0.24	57	3.36
35	0.24	58	3.96
36	0.24	59	4.80

Form L518	Page 4